Reply to: Daniel D. Nauth Telephone: 416.477.6031 Fax: 416.477.6032 Email: dnauth@nauth.com

July 30, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

USA

Attention: John Reynolds, Assistant Director

Division of Corporate Finance

Re: GameSquare Esports Inc.

Amendment No. 1 to Registration Statement on Form 20-F

Filed June 24, 2021

File No. 000-56292

Ladies and Gentlemen:

Set forth below, on behalf of our client GameSquare Esports Inc. (the "Company"), we are transmitting for your review the Company's responses to comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated July 21, 2021 (the "Comment Letter"), with respect to Amendment No. 1 of the Company's registration statement on Form 20-F submitted to the Commission on June 24, 2021 (the "Registration Statement").

To facilitate the Staff's review, we have included in this letter the captions and numbered comments from the Comment Letter in bold text and have provided the Company's responses immediately following the numbered comments.

Item 1. Identity of Directors, Senior Management and Advisers

C. Auditors, page 3

1. Please provide your auditor's membership in a professional body. Refer to Item 1.C of Form 20-F.

Response: Kreston GTA LLP is a member of the Chartered Professional Accountants of Ontario and the Public Company Accounting Oversight Board. The Company has revised page 3 of the registration statement to read as follows (added text is underlined):

Nauth LPC • www.nauth.com • T 416.477.6031 • F 416.477.6032 217 Queen Street West - Suite 401, Toronto, Ontario, M5V 0R2

U.S. Securities and Exchange Commission July 30, 2021 Page 2

“Our auditors are Kreston GTA LLP, Chartered Accountants (“Kreston”), with its office located at 8953 Woodbine Avenue, Markham, ON, L3R 0J9, Canada. Kreston is a member of the Chartered Professional Accountants of Ontario and the Public Company Accounting Oversight Board.”

Item 4. Information on the Company

B. Business Overview, page 16

2. Please provide support for your statement that "[t]he esports industry is growing rapidly, with US$8.1 billion (approximately C$9.8 billion) of disclosed investment and over 100 billion hours watched in 2020," or revise to state this is management's belief.

Response: The Company has revised page 16 of registration statement to read as follows (added text is underlined):

“The esports industry is growing rapidly, with US$8.1 billion (approximately C$9.8 billion) of disclosed investment(1) and over 100 billion hours watched(2) in 2020.”

In addition, we have inserted the following footnotes, which provide sources for the statements in response to the Staff comment:

“1 Seck, Tobias. December Investment Recap: Acquisitions, Growth Funding Rounds, and a Bidding War. The Esports Observer. January 5, 2021. https://archive.esportsobserver.com/december-2020-investment-recap/.

2 NewZoo. (2020). Global Esports Market Report.”

3. Please provide further disclosure about your 49% stake in China-based esports franchise LGD Gaming, including the nature of your ownership interests and level of involvement with the company, the business conducted by the company, and any risks associated with foreign investment in a China-based company.

Response: The Company has revised page 18 to read as follows (added text is underlined and deleted text is ~~struck through~~):

“Reciprocity owns US-based esports digital media agency GCN, which provides bespoke marketing services to brands seeking to access the esports market, as well as a 40% stake in Mexico-based esports franchise Rainbow7 ~~and a 49% stake in China-based esports franchise LGD Gaming~~.

In addition, Reciprocity contractually owns a 49% interest in HangZhou Lyon Culture and Creativity Co, Ltd. (“Lyon”), a limited liability company duly incorporated and existing in the People’s Republic of China. Our Chinese local partner in this entity is LGD Gaming. Lyon owns a CrossFire game franchise spot and its esports team competes in China to win prize money. We have assessed the carrying amount of our investment in Lyon and, in consideration of losses sustained, expected recoverable values and the future direction of our business, recorded an impairment charge to reduce the carrying value to a nominal C$1.00.”

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U.S. Securities and Exchange Commission July 30, 2021 Page 3

In light of the immateriality of the Company's Chinese investments, we have not included new risk factor language identifying risks associated with foreign investment in a China- based Company.

4. Please provide a description of the material effects of government regulations on your business, including identifying the regulatory body. Refer to Item 4.B.8 of Form 20-F.

Response: The Company has revised page 21 to include the following section titled “Regulation” (added text is underlined):

"Regulation

Our business is not materially affected by government regulations. The esports industry is not regulated by any governmental regulatory body in the jurisdictions in which we operate.”

Item 5. Operating and Financial Review and Prospects

A. Operating Results, page 22

5. Please expand your disclosure to include a qualitative and quantitative analysis of all material changes in your statements of loss items between the reporting periods. Refer to Item 5.A of Part I of Form 20-F.

Response: The Company has revised page 22 to include the following disclosure (added text is underlined):

Revenue

Revenues for the three months ended February 28, 2021 amounted to $1,045,255, as compared to $488,774 for the year ended November 30, 2020. This increase relates primarily to revenue generated by Code Red, which was acquired by the Company on October 2, 2020. Revenues for the year ended November 30, 2020 relates to revenue generated by Code Red from such date of acquisition to November 30, 2020.

Total Expenses

The Company's total expenses amounted to $847,660 for the three months ended February 28, 2021 and $3,732,351 for the year ended November 30, 2020, and consisted primarily of the following:

• consulting and salary expenses, which amounted to $524,212 and $760,648 for the three months ended February 28, 2021 and the year ended November 30, 2020, respectively, and related primarily to management and support staff compensation;

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U.S. Securities and Exchange Commission July 30, 2021 Page 4

• professional expenses, which amounted to $50,166 and $8,323 for the three months ended February 28, 2021 and the year ended November 30, 2020, respectively, and related primarily to accounting, audit and legal fees;

• office and general expenses, which amounted to $73,764 and $202,569 for the three months ended February 28, 2021 and the year ended November 30, 2020, respectively, and related primarily to expenses incurred in connection with maintaining the Company's Toronto and UK offices;

• amortization expense of $123,504 and $81,433 for the three months ended February 28, 2021 and the year ended November 30, 2020, respectively, and related primarily to intangible assets and equipment acquired from Code Red on October 2, 2020;

• shareholder communications, which amounted to $56,671 and $52,229 for the three months ended February 28, 2021 and the year ended November 30, 2020, respectively, and related primarily to the RTO and related press releases and securities filings;

• bad debt expense, which amounted to $0 and $74,581 for the three months ended February 28, 2021 and the year ended November 30, 2020, respectively, and related primarily to the write off of uncollectible accounts and expected credit losses on Code Red amounts receivable from October 2, 2020 to November 30, 2020;

• share-based compensation, which amounted to (1) $93,349 for the three months ended February 28, 2021, related primarily to the amortization of the fair market value of the 2,500,000 options granted to directors, officers, and consultants of the Company; and (2) $709,953 for the year ended November 30, 2020, related primarily to the grant of 2,000,000 options to directors, officers, and consultants of the Company;

• a change in fair value of reclamation provision, which amounted to $95,288 and $0 for the three months ended February 28, 2021 and the year ended November 30, 2020, respectively, and related to the former activities of Magnolia, a predecessor of the Company; and

• RTO transaction costs, which amounted to $0 and $1,817,540 for the three months ended February 28, 2021 and the year ended November 30, 2020, respectively, and related primarily to the excess of the estimated purchase price over the estimated fair value of the assets acquired.

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B. Liquidity and Capital Resources, page 24

6. Please discuss your ability to generate and obtain adequate amounts of cash to meet your requirements and plans for cash in the long-term (i.e., beyond the next 12 months). Refer to Item 5.B of Form 20-F.

Response: The Company has revised page 24 to read as follows (added text is underlined):

Management is working on growing our revenues and achieving a positive operating cash flow within 24 months. In the interim, given the interest in "esports" companies by the investment community, management believes it will be able to raise sufficient capital to finance its negative operating cash flow until such time as its underlying business turns cash flow positive.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information, page 32

7. We note your reference to unaudited interim consolidated financial statements for the three months ended February 28, 2021 on page 32; however, this information has not been provided. Please advise.

Response: The Company has resolved this omission by inserting the referenced interim consolidated financial statements for the three months ended February 28, 2021 on page F-33.

General

8. Please revise to include a reference to Arctos Petroleum Corp. (CIK 0001082518) aka Stetson Oil & Gas and describe its relationship to your company.1

Response: The Company has revised page 15 to include the following section titled "History of Magnolia Colombia Ltd.", which reads as follows (added text is underlined):

"History of Magnolia Colombia Ltd.

Camflo Resources Ltd. ("Camflo"), a predecessor to Magnolia, was incorporated on March 21, 1997 under the Business Corporations Act (Alberta) ("ABCA").

By articles of continuance dated May 24, 2001, Camflo was continued into Yukon Territory, and its name was changed to "Camflo International Inc."

_________________________
1 NTD: Message into the SEC whether Staff would like us to reference the 12(j) order against Arctos. Waiting for confirmation.

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U.S. Securities and Exchange Commission July 30, 2021 Page 6

By articles of amendment dated November 22, 2001, each pursuant to the Business Corporations Act (Yukon). Camflo was continued back into Alberta by articles of continuance dated August 20, 2004 pursuant to the ABCA.

696406 Alberta Inc. ("Spearhead"), another predecessor to Magnolia, was incorporated on May 24, 1996 under the ABCA. By articles of amendment dated July 22, 1996, Spearhead changed its name to "Spearhead Resources Inc."

By articles of amalgamation pursuant to the ABCA dated September 30, 2004, Camflo amalgamated with Spearhead to become "Arctos Petroleum Corp." ("Arctos").

By articles of amalgamation dated November 9, 2007, Arctos amalgamated with Stetson Oil & Gas Ltd. and changed its name to "Stetson Oil & Gas Ltd." ("Stetson").

By articles of amalgamation pursuant to the ABCA dated June 1, 2009, Stetson amalgamated with 1470975 Alberta Ltd. to become "Stetson Oil & Gas Ltd". Stetson was then continued into Ontario pursuant to the provisions of the Business Corporations Act (Ontario) (the "OBCA") by articles of continuance dated August 21, 2014, and its name was changed to Magnolia Colombia Ltd. by articles of amendment dated June 14, 2017.

Following the Completion of the RTO, Magnolia changed its name to GameSquare Esports Inc. by articles of amendment pursuant to the OBCA dated September 30, 2020."

* * * * *

The Company hereby advises, or acknowledges to, Staff that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (416) 477-6031. You also may contact the undersigned be email at dnauth@nauth.com or by fax at (416) 477- 6032.

Yours truly, /s/ Daniel D. Nauth Daniel D. Nauth

cc: Justin Kenna, Chief Executive Officer
GameSquare Esports Inc.

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